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                                Ocwen Financial Corporation and Subsidiaries                 Exhibit 12.1
                                  Computation of Earnings to Fixed Charges
                                           (Dollars in Thousands)




                                                                      Year Ended December 31,
                                                    ------------------------------------------------------
                                                      1998         1997       1996       1995       1994
                                                      ----         ----       ----       ----       ----

Earnings:
           (Loss) income from continuing operations
             before income taxes (1)                $ (32,805)   $ 99,538   $ 61,301   $ 37,701   $ 81,577

Add:
           Fixed charges (2)                        $ 202,003    $163,798   $116,680   $ 84,626   $ 63,549
                                                    ---------    --------   --------   --------   --------


Earnings for computation purposes                   $ 169,198    $263,336   $177,981   $122,327   $145,126


Ratio of earnings to fixed charges:

           Including interest on deposits (3) (4)        0.84        1.61       1.53       1.45       2.28

           Excluding interest on deposits (3) (4)        0.62        3.39       3.68       3.95       5.40
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(1)  Earnings   represents   income   from   continuing   operations   excluding
     undistributed income of $440 from a less than fifty percent owned entity.

(2) Fixed charges represent total interest expensed and capitalized, including and excluding interest on deposits, amortization of capitalized debt expenses, as well as the interest component of rental expense.

(3) The ratios of earnings to fixed charges were computed by dividing (x) income from continuing operations before income taxes, extraordinary gains and cumulative effect of a change in accounting principle excluding undistributed income from a less than fifity percent owned entity plus fixed charges by (y) fixed charges.

(4) Excluding after-tax impairment charges of $97.1 million ($152.8 million pre-tax) the Company's ratio of earnings to fixed charges for the year ended December 31, 1998 would have been 1.95 and 3.14 including and excluding interest on deposits, respectively.